CRUCELL AND DSM ANNOUNCE PER.C6(R) LICENSING AGREEMENT WITH MICROMET FOR MONOCLONAL ANTIBODY PRODUCTION

LEIDEN/SITTARD, THE NETHERLANDS, NOVEMBER 19, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND ALLIED CONTRACT MANUFACTURER DSM BIOLOGICS ANNOUNCED TODAY THAT THEY HAVE SIGNED A PER.C6(R) RESEARCH LICENSE AGREEMENT WITH MICROMET AG. THIS LICENSE AGREEMENT ALLOWS MICROMET TO USE THE PER.C6(R) CELL LINE FOR EVALUATING THE EXPRESSION OF CERTAIN RECOMBINANT MONOCLONAL ANTIBODY PRODUCTS AND SUBSEQUENT PRECLINICAL MANUFACTURING.

Under the terms of the agreement, Crucell and DSM will receive a research license payment and annual maintenance fees. Further financial details were not disclosed.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 liters fermentor capacity and 6,000 m2 ) and one in Montreal, Quebec, Canada (ca. 6,500 liters fermentor capacity and presently 10,000 m2). DSM Biologics is a joint venture of DSM and Societe generale de financement du Quebec (SGF), an industrial and financial holding company, which carries out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec. For more information, please visit www.dsmbiologics.com/.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
Fax.+31 (0)71 524 8935
e.goodwin@crucell.com

DSM Biologics
Marcel Lubben
Business Manager Licensing
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com